February 25, 2025

Peter Yu
Chief Executive Officer
Cartesian Growth Corp III
505 Fifth Avenue, 15th Floor
New York, NY 10017

       Re: Cartesian Growth Corp III
           Registration Statement on Form S-1
           Filed January 29, 2025
           File No. 333-284565
Dear Peter Yu:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. We note your disclosure on page 18 and elsewhere that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as-
       converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please disclose this information, as well as the number of founder shares to be issued to your independent directors, on the cover page. Please refer to Item 1602(a)(3) of Regulation S-K.
Initial Shareholders Information, page 10

2. Please expand your narrative disclosure to discuss whether the exercise of the private warrants on a cashless basis and the conversion of the working capital loans into
 February 25, 2025
Page 2

       warrants may result in a material dilution of the purchasers' equity interests. Please refer to Item 1602(b)(6) of Regulation S-K.
Risk Factors Summary, page 37

3. Please expand the sixth bullet to explain that no vote from public shareholders may be needed if only the holders representing a quorum vote their shares, as you discuss elsewhere in your prospectus. Also clarify this information in the header of your last risk factor on page 39.
Risk Factors
Risks Relating to our Securities, page 68

4. We note your discussion on pages 77 and 78 regarding the U.S. federal excise tax.
       Where you discuss that the excise tax could reduce the amount of cash available to transfer to the target business in connection with our initial business combination, please revise to also clarify that it could also reduce the amount of cash available to pay redemptions.
Underwriting, page 166

5. We note your disclosure on page 22 that the private placement warrants to be purchased by Cantor are deemed by FINRA to be underwriters' compensation. Please revise to include the private placement warrants in your description of the underwriter's compensation. Refer to Item 508(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-
8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Tricia Branker, Esq.